EUROSPORT ACTIVE WORLD CORP
(EAWC TECHNOLOGIES)

WWW.EAWCTECHNOLOGIES.COM

RALPH HOFMEIER – CEO

DIRECT EMAIL: HOFMEIERR@EAWCTECHNOLOGIES.COM

February 6th, 2019

VIA ELECTRONIC EDGAR FILING

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eurosport Active World Corp
Amendment No. 4 to Registration Statement on Form S-1 Filed December 14, 2018 File No. 333-226489

Dear Mr. Ingram:

We have electronically filed herewith on behalf of Eurosport Active World Corp (the “Company”) Amendment No. 5 (“Amendment No. 5) to the above-referenced registration statement on Form S-1 (“Form S-1”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Ralph Hofmeier dated February 4th, 2019. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter responsive to your comment letter.

Form S-1/A Filed December 14, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 50

1. Please expand your disclosure to indicate that your former auditor, MNP, LLP, declined to provide you a letter consistent with the requirement in Item 304(a)(3) of Regulation S-K.

Response:  We have amended our disclosure and added the following information: On November 13th, 2018, the Company provided MNP with a copy of this disclosure before its filing with the SEC. The Company requested that MNP provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and the Company has not received a letter or other correspondence from MNP concerning this disclosure.

Executive Compensation, page 53

2. Please update the Executive Compensation section to include data for 2018, the last completed fiscal year, as required by Section 402(n)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the financial information accordingly.

If the Staff has any further comments regarding Amendment No. 5 or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Eurosport Active World Corp.

By:	/s/ Ralph Hofmeier
Ralph Hofmeier - CEO

cc:

Kate McHale/U.S. Securities and Exchange Commission

Tracie Mariner/U.S. Securities and Exchange Commission

Alfred Pavot/U.S. Securities and Exchange Commission

Jonathan D. Leinwand, P.A.

Ralph Hofmeier/Eurosport Active World Corp

3250 MARY ST. 303 – MIAMI FLORIDA 33133 USA.